UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 15 July 2020
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Incorporated in the Republic of South Africa)
Registration number 1968/004880/06)
ISIN Code: ZAE000018123
Share Code: GFI
(hereinafter referred to as “Gold Fields” or the “Company”)
DISPATCH OF SUPPLEMENTARY NOTICE OF ANNUAL GENERAL MEETING

Shareholders are referred to the announcement released on SENS on 25 May 2020 with regard to the publishing and distribution to shareholders of the Company's notice of annual general meeting ("Original AGM Notice"), and are advised that a supplementary notice to the Original AGM Notice ("Supplementary Notice") had been published on the Company’s website today, 15 July 2020, which will be posted to
Shareholders on 21 July 2020.
The purpose of the Supplementary Notice is to notify Gold Fields' shareholders that due to the continuing impact of COVID-19, Gold Fields is of the view that, in the interests of the safety of its shareholders, staff and the public, it would be prudent to hold its annual general meeting ("AGM") entirely by electronic communication and not physically and to update shareholders on the procedure to follow so as to participate by electronic communication at the AGM. The content of the Original Notice, including the record dates and last date of trade, will remain in all respects valid, and save for the information relating to the holding of the AGM purely by electronic communication as set out in the Supplementary
Notice, has not changed.
Accordingly, the AGM will still be held on Thursday, 20 August 2020 at 14:00, but will now be conducted entirely by electronic communication (including voting), as contemplated by section 63(2)(a) of the Companies Act No. 71 of 2008 (the
"Companies Act") and no physical meeting will be held.
Shareholders are reminded that in terms of section 59(1) (b) of the Companies Act,
71 of 2008, the record date for the purpose of determining which shareholders are entitled to participate in and vote at the AGM (being the date on which a shareholder must be registered in the Company’s securities register in order to participate in and vote at the AGM) is Tuesday, 11 August 2020. Therefore the last day to trade in order to be registered in the Company’s securities register as at the record date is Wednesday, 5 August 2020.

Shareholders who wish to participate in the AGM should connect to the AGM by utilising the below link and following the relevant prompts:
www.web.lumiagm.com
or
by downloading the Lumi AGM app from the Apple App or Google Play Stores by searching for Lumi AGM.
Once either the Lumi AGM app has been downloaded or www.web.lumiagm.com has been entered into the web browser, the user will be prompted to enter the Meeting ID, followed by a requirement to enter the user’s:
a) Username; and
b) Password.

Meeting ID: 163-551-486

All login users must have their Username and Password which can be requested from:
proxy@computershare.co.za or by registering on www.smartagm.co.za
As required in terms of section 63(1) of the Companies Act, before any person may attend or participate in the AGM, that person must present reasonably satisfactory identification and the presiding person at the meeting must be reasonably satisfied that the right of that person to participate and vote, either as a shareholder or as a proxy for a shareholder, has been reasonably verified. So as to comply with this verification procedure set out in section 63(1) of the Companies Act, shareholders wishing to participate electronically in the AGM are requested to email the Transfer Secretary at
proxy@computershare.co.za
) by no later than 09h00
on Tuesday 18 August 2020 that they wish to participate via electronic communication at the AGM (the "Electronic Notice"). For the Electronic Notice to
be valid, it must contain:
•
if the shareholder is an individual, a certified copy of his original identity document and/or passport and/or driver's licence;
•
If the shareholder is not an individual, a certified copy of a resolution by the relevant entity and a certified copy of the identity documents and/or passports of the persons who passed the relevant resolution, which resolution must set out who from the relevant entity is authorised to represent the relevant entity at the AGM via electronic communication; and
•
A valid email address and/or mobile telephone number.
Any shareholder or proxy who does not send an Electronic Notice by 09h00 on
Tuesday, 18 August 2020, may still participate via electronic communication at the AGM and may email that Electronic Notice at any time prior to the commencement of the AGM. However, for the purpose of effective administration, shareholders and their proxies are strongly urged to send the Electronic Notice by 09h00 on
Tuesday, 18 August 2020. The electronic communication employed will enable all persons participating in the AGM to communicate concurrently with one another without an intermediary and to participate reasonably effectively in the meeting.
Voting of shares will be possible via electronic communication. Once the meeting has commenced, participants will be able to vote via the voting link to be provided during the meeting.
Although voting will be permitted by way of electronic communication, shareholders are strongly encouraged to submit votes by proxy before the AGM.
Shareholders who have dematerialized their shares, other than those shareholders who have dematerialized their shares with "own name" registration, should contact their CSDP or broker in the manner and within the time stipulated in the agreement entered into between them and their CSDP or broker:
•
to furnish them with their voting instructions; or
•
in the event that they wish to attend the AGM electronically, to obtain the necessary letter of representation to do so.
Shareholders will be liable for their own network charges in relation to electronic participation in and/or voting at the AGM. Any such charges will not be for the account of the JSE or the Company. Neither the Company nor the JSE can be held accountable in the case of loss of network connectivity or other network failures due to insufficient airtime or data, internet connectivity, internet bandwidth and/or power outages, which prevents any such shareholder from participating in and/or voting at the AGM.
15 July 2020
Johannesburg

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 15 July 2020
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer